

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE

April 13, 2010

Mr. Stephen I. Chazen
Chief Financial Officer
Occidental Petroleum Corporation
10889 Wilshire Blvd.
Los Angeles, CA 90024

> **Re: Occidental Petroleum Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 25, 2010**
> **Schedule 14A filed March 23, 2010**
> **File No. 001-9210**

Dear Mr. Chazen:

We have reviewed your filing and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2009

Performance Graph, page 9

1. We note the inclusion of Occidental in your peer group. Please revise to clarify whether the calculation of the cumulative total return of your peer group includes your cumulative total return.

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Stockholders' Equity, page 40

1.   We note your consolidated statements of stockholders' equity do not appear to
        present a reconciliation of the carrying amount of total equity and equity
        attributable to the parent. Please tell us how you considered the disclosure
        requirements of FASB ASC 810-10-50-1A.

Note 2. Acquisitions and Dispositions

Subsequent Event, page 47

2.   We note your technical service agreement with the government of Iraq develop
        the Zubair field. If you plan to claim proved reserves associated with this project,
        please furnish to us a detailed explanation of the contractual arrangements that
        support your claim to proved reserves. Address the capital you will have at risk,
        the contractual oil price(s) and the cost recovery and profit apportionment of
        derived revenue. Please tell us if you will be allowed to apply
        production/revenues from other areas to your Zubair field cost recovery and profit
        balances.

Supplemental Oil and Gas Information (Unaudited), page 71

3.   You indicate you have provided additional disclosures regarding proved
        undeveloped reserves including investments and progress made to convert proved
        undeveloped reserves to proved developed reserves. Please describe to us the
        specifics of the disclosure you added including how you considered the disclosure
        requirements of Item 1203(b) and (c) of Regulation S-K when writing your
        additional disclosures.

4.   Please tell us if you are committed to provide a fixed and determinable quantity of
        oil or gas in the near future under existing contracts or agreements, and, if so, how
        you considered disclosing these commitments pursuant to Item 1207 of
        Regulation S-K.

5.   We note your disclosure that to simplify reporting and conform to industry
        practice, you have included volumes related to areas where production is
        immediately taken and sold to pay the local income tax in your reserves as of
        December 31, 2009. You further indicate you currently include such amounts in
        your revenues and intend to include such amounts in your production volumes in
        fiscal 2010. Please provide us with the following:

- Explain to us why your presentation at December 31, 2009 and proposed presentation in fiscal 2010 is appropriate;
- Tell us your basis for concluding such a presentation is industry practice; and
- Quantify the amounts related to these arrangements you recorded as revenues in fiscal 2009, tell us the amounts included in your December 31, 2009 reserve table that relate to these areas, and tell us the amounts that would have been included in your production volumes in fiscal 2009 had you conformed your presentation in the current year to that which you propose for fiscal 2010.

6.   We note certain of the tables you present include amounts related to the non-controlling interest in your Colombian subsidiary and other tables exclude such amounts. In addition, we note you quantify amounts related to a non-controlling interest in your Colombian subsidiary for certain tables but not for others. Please explain to us the basis for inclusion or exclusion of these amounts in each of your tables and how you considered quantifying amounts for each table. As part of your response, please address how you considered FASB ASC 932-235-50-8(a).

7.   Your tables included in this section depict a column entitled "North Africa and the Middle East." Please tell us how you considered Item 1201(d) of Regulation S-K and clarify that there are no countries that contain 15% or more of your proved reserves.

8.   We note the table on page 81 indicating that you have a total of 19.8 million net undeveloped acreage as compared to 4.8 million net developed acreage worldwide. Please confirm that the undeveloped acreage do not have minimum remaining terms of leases or concessions that are material.

Schedule 14A filed March 23, 2010

9.   We note your disclosure that the Compensation Committee believes that the executive compensation program does not encourage excessive risk or unnecessary risk-taking. Please advise us of the basis for your conclusion that disclosure with respect to your non-executive employees is not necessary under Item 402(s) of Regulation S-K and describe the process you undertook to reach that conclusion.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact John Cannarella at (202) 551-3337 or Mark C. Shannon, Branch Chief, at (202) 551-3299 if you have questions regarding comments on the financial statements and related matters. Please contact Doug Brown at (202) 551-3265 or me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director